Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera reaches out-of-court settlement with DUSA Pharmaceuticals, Inc.

Leverkusen, Germany, November 29, 2021 - Biofrontera AG (ISIN: DE0006046113) (the “Company”) with its wholly owned German subsidiaries, and Biofrontera Inc. (Nasdaq: BFRI), a U.S. subsidiary of the Company, in which it holds less than 100% of the shares, have reached an out-of-court settlement with DUSA Pharmaceuticals, Inc. (“DUSA”).

The Company and its defendant subsidiaries were sued in the U.S. by DUSA for alleged patent infringement, unauthorized use of alleged trade secrets, tortious interference with contractual relations and alleged deceptive and unfair trade practices. DUSA has asserted significant damages in this proceeding. In October 2020, the further proceedings, which should now be discontinued, were referred to a jury for a decision.

The settlement was reached based on the following key points: The Company as well as its defendant subsidiaries have agreed to pay DUSA USD 22.5 million in settlement of potential claims. In addition, further mutual claims have been released. Half of the settlement amount is due upon execution of the agreement, thereafter one quarter on each of the first and second anniversaries after execution of the agreement. Of this amount, 50% will be borne by the Company and 50% by Biofrontera Inc.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

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Ad hoc Release

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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